SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8 (A) OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Veritas Funds, Inc.

Address of Principal Business Office:
3555 Northwest 58th Street, Suite 600
Oklahoma City, OK 73112

Telephone Number:
(405) 943-9433

Name and address of agent for services of process:
Thompson S. Phillips, Jr.
J. Garrett Stevens
Veritas Funds, Inc.
3555 Northwest 58th Street, Suite 600
Oklahoma City, OK 73112

With copies of Notices and Communications to:
Jerry A. Warren
McAfee & Taft A Professional Corporation
10th Floor, Two Leadership Square
211 N. Robinson
Oklahoma City, OK 73102
Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:
                    Yes ☑      No ☐

SIGNATURE
     Pursuant to the requirements of the Investment Company Act of 1940, the Registration has caused this notification of registration to be duly signed on behalf of the Registrant in the city of Oklahoma City and the state of Oklahoma on the 30th day of December, 2008.

Veritas Funds, Inc.
By:	/s/ Thompson S. Phillips, Jr.
Thompson S. Phillips, Jr., Director and
President

Attest:	/s/ J. Garrett Stevens

J. Garrett Stevens, Director,
Chief Executive Officer, and
Secretary

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